EXHIBIT 99.1

                                 March 28, 2002


To Securities and Exchange Commission:

Arthur Andersen LLP has represented to us that its audits of the consolidated financial statements of Specialized Health Products International, Inc. as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were subject to its quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audits and that there was appropriate availability of national office consultation. The availability of personnel at foreign affiliates of Arthur Andersen was not applicable to this engagement.


                                 SPECIALIZED HEALTH PRODUCTS INTERNATIONAL, INC.